Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS
OF MARCH 20, 2013

DATE, TIME AND PLACE: On March 20 2013, at 12:00 p.m., at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, in the city and state of São Paulo.

QUORUM: The majority of the elected members.

RESOLUTIONS ADOPTED UNANIMOUSLY BY ATTENDEES:

In accordance with the powers attributed to it by the Bylaws, the Board of Directors approves:

A)	CONVENING OF THE EXTRAORDINARY GENERAL MEETINGS AND THE ANNUAL GENERAL MEETING

To convene the Extraordinary General Meetings and Annual General Meeting, the Shareholders being invited to meet on April 19, 2013 to decide on the following matters:

I- In an Extraordinary General Meeting to be held at 3:00 p.m.

1.	To amend and consolidate the Itaú Unibanco and Unibanco-Performance Stock Option Plans with the purpose of:

▪
Itaú Unibanco Stock Option Plan: (i) improving the wording, making it clearer and more objective; (ii) creating new mechanisms for option grants to  beneficiaries outside Brazil; (iii) unifying rules on the extinguishment of options in cases of death of the option holder; and (iv) amending the rule on the maintenance of the options in cases of retirement of the option holder;

▪
Unibanco-Performance Stock Option Plan: modifying (i) the rule on the maintenance of the options in the event of retirement of the option holder; and (ii) the rule on the period for exercising  the options in the case of death, retirement on the grounds of disability or any other manner of involuntary absence from the option holder’s professional functions.

The proposed amendments in the Itaú Unibanco and Unibanco-Performance Plans are consolidated as shown in Attachment I  to these minutes.

2.
To deliberate on the Company’s assumption of the rights and obligations established in the current agreements signed with the beneficiaries of  the Stock Option Plan of Redecard S.A., including the responsibility for the grants realized within the scope of the said plan. Within the scope of this assumption, beneficiaries of the Stock Option Plan of Redecard S.A. will have their options  substituted by the Company’s stock options, it being incumbent on the Board of Directors to approve the criteria for conversion of the options granted by Redecard S.A. into options granted by the Company.

MEETING OF THE BOARD OF DIRECTORS OF MARCH 20, 2013 OF ITAÚ UNIBANCO HOLDING S.A.	fls.2

II- In the Annual General Meeting to be held at 3:20 p.m.

3.
To take cognizance of the Management Discussion and Analysis, the opinion of the Fiscal Council, the Report of the Independent Auditors and the Summaries of the Reports of the Audit Committee and to examine, for resolution, the Account Statements for the fiscal year ending December 31, 2012;

4.	To deliberate on the allocation of net income for the fiscal year;

5.	To elect members of the Board of Directors and Fiscal Council for the next annual term of office; and

6.
To deliberate on the amount to be allocated for the compensation of the members of the Board of Directors and the Board of Executive Officers as well as the compensation of the members of the Fiscal Council.

III- In an Extraordinary General Meeting to be held at 3:40 p.m.

7.
To amend the Bylaws in order (i) to introduce the term “unified” into the provisions in the mandate of the Board of Directors; (ii) include, among other competencies of the Board of Directors, to decide, on the limit of the authorized capital, on the increase of capital and issue of credit securities and other instruments convertible into shares; and (iii) to define 62 as the age limit to be elected to the position of Chief Executive Officer, the age limit of 60 being maintained for the other positions on the Board of Executive Officers;

8.	To Consolidate the Bylaws taking into account the proposed amendments in the preceding item in the manner of Attachment II of these minutes.

Finally, propose, that the publication of the minutes of the Extraordinary Meetings and the Annual General Meeting of April 19,  2013 be made omitting the names of attending shareholders as permitted by Paragraph 2, Article 130 of Law 6.404/76.

B)	EXTINGUISHMENT OF TERM OF OFFICE OF A DIRECTOR AND ALLOCATION OF RESPONSBILITIES

1.	Record the termination of the term of office of the Executive Officer MARCOS DE BARROS LISBOA, as from March 15, 2013.

2.
Pursuant to the norms of the National Monetary Council (“CMN”) of the Central Bank of Brazil (“BACEN”) and the Brazilian Securities and Exchange commission, allocate from March 15, 2013, the following responsibilities, previously held by Marcos de Barros Lisboa:

CLAUDIA POLITANSKI

–	RDR System – BACEN Circular 3.289/05

MEETING OF THE BOARD OF DIRECTORS OF MARCH 20, 2013 OF ITAÚ UNIBANCO HOLDING S.A.	fls.3

EDUARDO MAZZILLI DE VASSIMON

–	Operating Risk Control – CMN Resolution 3.380/06

–
Prevention and Combating of Money Laundering (Law 9.613/98), BACEN Circular 3.461/09 and ICVM 301/99, further being responsible for evaluating, approving and monitoring the policies, procedures and respective sector compliance programs of the various business units, including those located overseas, with respect to programs for the prevention of money laundering, combating the finance of terrorist practices and for the privacy and security of information, with powers to designate specific areas which are under his responsibility for acting in relation to these competencies

–	Supply of Information Required under Legal and Regulatory Norms – BACEN Circular 3.504/10

–	Internal Procedures and Controls with respect to the Trading of Securities in Regulated Markets – ICVM 505/11.

CONCLUSION: With the work of the meeting concluded, these minutes, having been drafted, read and approved, were signed. São Paulo (SP), March 20, 2013. (signed) Alfredo Egydio Arruda Villela Filho – Vice President; Alfredo Egydio Setubal, Candido Botelho Bracher, Demosthenes Madureira de Pinho Neto, Gustavo Jorge Laboissière Loyola, Israel Vainboim, Pedro Luiz Bodin de Moraes and Ricardo Villela Marino – Directors.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer

ATTACHMENT I

Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

PLAN FOR GRANTING STOCK OPTIONS

1. PLAN’S OBJECTIVE AND GUIDELINES

Itaú Unibanco Holding S.A. (“ITAÚ UNIBANCO”) institutes a Stock Option Plan (PLAN) for the purpose of integrating officers and members of the Board of Directors of ITAÚ UNIBANCO and its controlled companies (“MEMBERS OF MANAGEMENT” or “MEMBER OF MANAGEMENT”, as the case may be) and highly qualified employees or with high potential or performance (“EMPLOYEES” or “EMPLOYEE”, as the case may be) in the process of ITAÚ UNIBANCO’s medium and long-term development, permitting them to participate in the increased value that their work and dedication has added to the shares representing the capital of the ITAÚ UNIBANCO.

1.1.	The stock options will provide their respective holders with the right to subscribe preferred shares of ITAÚ UNIBANCO’s authorized capital stock pursuant to the conditions of the PLAN.

1.2.
At ITAÚ UNIBANCO’s discretion, the exercising of the options may correspond to a sale of  shares held in treasury for further placement, applying for all effects the same discipline as called for in the  PLAN.

1.3.	Each stock option shall give the right to subscribe one share.

1.4.	The rules and operating procedures with respect to the PLAN shall be governed by the People Committee, reporting to the Board of Directors of ITAÚ UNIBANCO for the purposes of this PLAN (“COMMITTEE”).

2. BENEFICIARIES OF THE STOCK OPTIONS

It shall be incumbent on the COMMITTEE to periodically designate the MEMBERS OF MANAGEMENT and/or EMPLOYEES of ITAÚ UNIBANCO to whom stock options shall be granted in the quantities it specifies.

2.1.	Stock options may also be granted to highly qualified individuals on being hired by ITAÚ UNIBANCO or its controlled companies.

2.2.	The stock options shall be personal, inalienable and not transferable, except by succession causa mortis.

2.3.
It shall be incumbent on the COMMITTEE’s president to apprise the Board of Directors of the decision to grant stock options. The Board of Directors may modify such decisions at the first subsequent meeting of this body. This not being the case, the options granted by the COMMITTEE may be deemed to have been confirmed.

3. CONDITIONS AND ANNUAL LIMIT FOR GRANTING STOCK OPTIONS

3.1.	Stock options shall only be granted relative to the fiscal years in which sufficient profit has been recorded to permit the distribution of the mandatory dividend to the stockholders.

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3.2.
The total number of options to be granted in each fiscal year shall not exceed the limit of 0.5% (one half per cent) of the total shares of ITAÚ UNIBANCO that the majority and minority stockholders hold on the baseline date of the closing balance sheet of the same fiscal year.

3.2.1.
Should in a certain year, the quantity of stock options granted be less than the limit of 0.5% of the total shares, the difference may be added to the stock option grant in any one of the 7 (seven) subsequent fiscal years.

3.2.2.
Pursuant to item 2.1, the grants for account of those options remaining from a given fiscal year, may be issued under the conditions of any of the series for that particular fiscal year or for any subsequent year pursuant to the said term in 3.2.1.

4. QUANTIFICATION AND CHARACTERISTICS OF THE STOCK OPTIONS

4.1.
The COMMITTEE shall decide the total quantity of options to be granted in relation to each fiscal year at its discretion, segmenting the total lot of stock options to be granted in series, establishing the characteristics of each series, particularly the strike price (item 6), the expiry date (item 7) and the vesting period (item 8).

4.2.	The COMMITTEE, at its discretion, may establish rules complementary to those of the PLAN.

5. PRORATA DISTRIBUTION OF THE OPTIONS AMONG THE MEMBERS OF MANAGEMENT AND EMPLOYEES

5.1.
The COMMITTEE shall select the MEMBERS OF MANAGEMENT and EMPLOYEES to whom the stock options shall be granted and establish the quantity of stock options of each series to be received by each one, taking into account, at its exclusive criterion, performance of those eligible for the corresponding fiscal year, the compensation already received for the same fiscal year and other parameters considered appropriate.

6. STRIKE PRICE

6.1.	The strike price, to be paid to ITAÚ UNIBANCO, shall be established by the COMMITTEE upon granting the stock option and may be determined on the basis of one of the following parameters:

(a)
Simple Options: to set the strike price of the options in general, the COMMITTEE shall consider the average of the prices for ITAÚ UNIBANCO’s preferred shares on the days the BM&FBOVESPA S.A. Securities, Commodities and Futures Exchange was open for business, in the last three months of the year prior to the grant, also allowing an adjustment of up to 20% more or less than the said average prices of the preferred shares. Prices established in this way shall be restated up to the last business day of the month prior to the exercising of the option at the IGP-M inflation index, or in the absence of this, by the index which the COMMITTEE shall so designate, being paid within a term equal to that for the settlement of operations on the BM&FBOVESPA S.A. Securities, Commodities and Futures Exchange (“BM&FBOVESPA”).

(b)
Partner’s options: the strike price of these options corresponds to the obligation of the MEMBER OF MANAGEMENT or the EMPLOYEE to invest in shares of ITAÚ UNIBANCO or an instrument linked to these shares, part or all of the net participation in the profits or results which  he/she has received with respect to the preceding year, and maintaining title to these shares unaltered and without any type of encumbrance from the date of the grant until  exercising. The COMMITTEE may determine additional requirements in order to establish the strike price of the partners’ options.

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6.2.
The aforementioned shares (item 6.1, b) may be acquired from the treasury of ITAÚ UNIBANCO, or again, at the discretion of the COMMITTEE, through another mechanism which results in the equivalent effects to the acquisition of shares and the counterpart in the form of options. In the event of acquisition, this may be in the form of ADRs (American Depositary Receipts, each one representing a preferred share of ITAÚ UNIBANCO negotiated on the New York Stock Exchange). The  COMMITÊE shall set the acquisition price for these shares, equivalent to the average price for the shares of ITAÚ UNIBANCO on the BM&FBOVESPA in the 30 days which precede the setting of the said price.

6.3.	The acquired shares shall be entitled to dividends and other income as if they had been purchased on the same date through the BM&FBOVESPA S.A or the New York Stock Exchange.

7. STOCK OPTIONS EXPIRY DATE

The options shall carry a term which the COMMITTEE shall set on granting them, being automatically extinguished at the end of the period.

7.1.
The term of each stock option series shall begin on the date of the respective issue and expire at the end of a period which may vary between the minimum of 5 years and the maximum of 10 years, as from the date of the grant of the issue.

7.2.
The term of the stock options shall be extinguished ipso jure if their respective holders  resign or their holders’ labor contract with ITAÚ UNIBANCO and/or its controlled companies is terminated. The MEMBERS OF MANAGEMENT’s stock options shall be extinguished on the date on which they cease to exercise their functions whether due to resignation or at the initiative of the body which elected them. In the case of an EMPLOYEE, extinguishment shall occur on the date that the relative labor contract is rescinded. The COMMITTEE may, at its exclusive discretion, establish other circumstances under which options may be extinguished, including events with respect to future performance of the MEMBER OF MANAGEMENT and/or EMPLOYEE.

7.3.
Extinguishment pursuant to item 7.2 shall not occur should termination occur simultaneously with the election of the EMPLOYEE to the position as a MEMBER OF MANAGEMENT of ITAÚ UNIBANCO or its controlled companies, or if the MEMBER OF MANAGEMENT assumes another statutory position with ITAÚ UNIBANCO  or its controlled companies.

7.4.	The COMMITTEE may, exceptionally and respecting the criteria established in the internal charter, determine the non-extinguishment of the options in the circumstances set forth in item 7.2.

7.5.	Should the holder of the stock options die, the successors may exercise them up to expiry (item 7.1).

8. EXERCISING OF THE STOCK OPTIONS

8.1.	Without limitations to the expiry period (item 7), the options may only be exercised once the vesting period has terminated and outside the blackout periods stipulated by the COMMITTEE (Item 8.4).

8.2.	The COMMITTEE shall establish the vesting period for each series on the date of issue, such period varying from 1 and 7 years, as from the date of issue.

8.3.	The vesting period shall extinguish upon the death of the holder of the options.

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8.4.	Under justified circumstances such as major market fluctuations or legal and regulatory restrictions, the COMMITTEE may suspend the exercising of the options.

8.5.	The holder of more than one series of exercisable options may exercise all or only some such options, either totally or partially.

9. QUANTITATIVE RESTATEMENT OF THE STOCK OPTIONS

In order to preserve the purpose of the PLAN (item 1), the quantities of stock option grants and still not exercised, or their strike price, may be restated upwards or downwards when the level of ITAÚ UNIBANCO’s share price on the BM&FBOVESPA changes significantly due to decisions taken by ITAÚ UNIBANCO’s Board of Directors or General Stockholders’ Meeting with respect to (a) a stock split or reverse stock split or stock dividends; (b) the issue of a large quantity of shares for increasing the capital stock; (c) distribution of dividends, interest on capital and/or cash bonuses, in exceptionally large amounts; (d) mergers, incorporation, spin-off or acquisition of the control of large companies; (e) other actions of a similar nature and relevance.

9.1.	The COMMITTEE shall deliberate on the restatements and shall implement them once ratified by the Board of Directors.

10. AVAILABILITY OF SHARES

10.1.
The availability of the shares which the MEMBER OF MANAGEMENT or EMPLOYEE shall subscribe through the exercising of the option may be subject to additional restrictions in accordance with resolutions adopted by the COMMITTEE.

10.2.
The restriction in relation to the availability of the shares obtained through the exercising of the option shall be recorded in the form and for the purposes pursuant to Article 40. Law 6,404 of December 15 1976.

11. OMISSIONS

It shall be incumbent on the COMMITTEE to decide cases not covered by the PLAN, ad referendum of the Board of Directors.

_________________________

ATTACHMENT  I

Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

UNIBANCO - PERFORMANCE STOCK OPTION PLAN

1.	PURPOSE

1.1.
The UNIBANCO - PERFORMANCE STOCK OPTION PLAN, hereinafter referred to simply as PERFORMANCE, is a joint initiative of UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A. (“UNIBANCO”) and UNIBANCO HOLDINGS S.A. (“HOLDINGS”), by means of which the executives of the conglomerate shall be granted options (“Options”) for the acquisition of shares and UNITS (Certificates of Deposit, each one, representing one preferred share of UNIBANCO and one preferred share of HOLDINGS), in order to:

1.1.1.	attract highly qualified executives through instruments in line with the best market practices; and

1.1.2.
promote the development and favor the retention of UNIBANCO’s executives to the extent their participation in the corporate capital of the company shall allow them to benefit from the results for which they have contributed, increasing, consequently, the value of their shares, combining, therefore, their interest with the interests of the shareholders of UNIBANCO and of HOLDINGS.

1.2.	For purposes of this Regulation, the terms below shall have the following DEFINITIONS:
1.2.1.
OWN STOCKS are the shares issued by UNIBANCO and/or HOLDINGS, or UNITS, which the executives shall acquire with their BONUS and ownership of which must be maintained as described in item 4.5.3, as a form of payment of the EXERCISE PRICE.

1.2.2.	BONUS is the net value of the variable compensation that the EXECUTIVE receives for the rendering of services to the company where he/she is employed.
1.2.3.
COMMITTEE is the body responsible for the management of PERFORMANCE, composed from 4 to 6 members elected by the Chief Executive Officer of the Board of Executive Officers of UNIBANCO, as well as of one member of the Board of Directors of HOLDINGS, nominated by the latter, to be presided by the Chief Executive Officer of the Board of Executive Officers of UNIBANCO. The term of office of the members of the COMMITTEE shall be of an indeterminate duration.

1.2.4.
The Option’s EXERCISE DATE is the date of receipt, by Unibanco, of the notification referred to in item 4.4.5, when the EXECUTIVES state, as the case may be, their intention of acquiring the shares of UNIBANCO and/or HOLDINGS by exercising their Options.

1.2.5.	EXECUTIVES are the persons to whom the Option may be granted, as defined in item 3.1. and 3.2 within the scope of Performance.
1.2.6.
STOCK OPTIONS are the Options granted individually by UNIBANCO and/or by HOLDINGS, the exercise of which requires the acquisition by the EXECUTIVES of common or preferred shares of UNIBANCO and of preferred shares of HOLDINGS pursuant to the rules set forth in item 4.4.4.2.

1.2.7.
OPTIONS IN UNITS are the Options granted concurrently by UNIBANCO and HOLDINGS, exercise of which requires the acquisition by the EXECUTIVES of UNITS through exercising options granted by UNIBANCO and by HOLDINGS pursuant to the rules set forth in item 4.4.4.1.

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1.2.8.	REGULAR OPTIONS are those Options, the price which is established according to item 4.5.2.
1.2.9.	BONUS OPTIONS are those Options, the price of which is established according to item 4.5.3.
1.2.10.
EXERCISE TERM is the term comprehended between the date when the option is granted and the date when such option may be exercised by the EXECUTIVE, as set forth by the COMMITTEE, pursuant to item 4.6.1.

1.2.11.	MATURITY TERM is the term comprehended between the end of the EXERCISE TERM and the date when the Options shall be considered extinguished, as set forth in item 4.6.3.
1.2.12.
EXERCISE PRICE is the price that the EXECUTIVE shall contribute for the acquisition of shares of UNIBANCO and/or of HOLDINGS, as the case may be, by virtue of the exercise of the Options, as described on item 4.5.

2.	MANAGEMENT OF THE PLAN

2.1.	Subject to the terms and conditions of these Regulations, PERFORMANCE shall be managed by the COMMITTEE, on which it shall be incumbent to:

a. take all necessary and suitable measures for the management of PERFORMANCE, including the interpretation of its Regulations and application of the rules set forth herein, as well as the definition of cases not covered by these Regulations;

b. among the persons eligible under the terms of items 3.1.and 3.2., appoint those who shall participate in PERFORMANCE and to whom the Options shall be granted;

c. establish the quantity, dates and the EXERCISE PRICE, as well as the other characteristics of the Options to be granted to the EXECUTIVES;

d. define the grant of UNITS OPTIONS and/or STOCK OPTIONS, as set forth in these Regulations, and the type of share of UNIBANCO to which the exercise of the Option gives right of acquisition, subject to the legal and statutory limits; and

e. establish complementary rules to these Regulations, also being permitted to create Internal Charter for PERFORMANCE.

2.2.
In exercising the powers granted to it in the preceding sub item, the COMMITTEE shallcomply with the conditions and limits set forth in these Regulations as well as the applicable legislation. In complying with these limits and conditions, the COMMITTEE may, in order to fully accomplish the purposes of PERFORMANCE, set forth different conditions to EXECUTIVES, the COMMITTEE not being obliged to extend to the EXECUTIVES in similar situations, conditions which it considers recommended for application to only one or more EXECUTIVES.

2.3.	The COMMITTEE shall adopt decisions by a majority of votes, its President having the casting vote.

2.3.1.
In voting proposals which involve granting Options to beneficiaries who are members of the COMMITTEE, such beneficiaries shall abstain from voting any such proposal which for approval shall receive the favorable vote of at least the majority of the other members of the COMMITTEE.

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2.4.
The work and decisions of the COMMITTEE shall be drafted to the minutes’ register of the COMMITTEE, such minutes to be signed by the chair and by sufficient participating members as to give validity to the decisions, but without detracting from all those wishing to sign the said minutes.

3.	PARTICIPANTS AND LIMITS OF PARTICIPANTS

3.1. The EXECUTIVES to whom the Options shall be offered within the scope of PERFORMANCE are:
(i) the members of management, including the members of the Board of Directors and Board of Executive Officers of UNIBANCO and of its controlled companies; and (ii) the employees who occupy the position of area head of UNIBANCO and of its controlled companies. The COMMITTEE may, in exceptional and justified cases grant Options to employees of UNIBANCO or of its controlled companies, with the title of manager or equivalent.

3.2.
In order to attract highly qualified people to the Company, the Committee may also decide to offer Options to EXECUTIVES when hired by the aforementioned companies in item 3.1. above, including, in exceptional and justified cases, those occupying managerial positions or equivalent.

3.3.
The decision to grant Options to the EXECUTIVES shall be taken by the COMMITTEEbased on a proposal that should, as a means of assisting in the decision of the COMMITTEE, consider the degree of contribution of the EXECUTIVE to the UNIBANCO Group and the purposes described in item 1.1 of these Regulations.

3.3.1.	At its sole discretion, the COMMITTEE may establish complementary rules for making the proposals mentioned in the latter item 3.3.

3.4.
The participation of the EXECUTIVE in PERFORMANCE does not interfere in thefixed and variable compensation established for him/her, and does not grant to any EXECUTIVE any rights to remain as a member of management or an employee of UNIBANCO or of the companies cited in item 3.1.

3.5.
The participation in the capital stock of UNIBANCO and HOLDINGS, as set forth in theseRegulations, is agreed to be “intuitu personae”, and therefore the Options granted shall be personal, non-transferable and may not be pledged.

3.6.
The total of Options granted may not exceed the annual limit of 1% (one per cent) and an aggregate of 10% (ten per cent) of the authorized capital of UNIBANCO and/or of HOLDINGS, as the case may be. For the purposes of this item, the aggregate quantity of Options shall be the total quantity of Options granted and not yet exercised on the date of the respective calculation.

4.	CONDITIONS APPLICABLE TO THE GRANT AND EXERCISE OF OPTIONS

4.1.	GRANT PERIODS

4.1.1	The COMMITTEE shall regularly grant Options each year, although, at its owndiscretion, it may opt not to do so in the years that it deems convenient.

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4.1.2
The COMMITTEE may grant the Options in distinct series, establishing between the series different conditions of EXERCISE TERM, MATURITY TERM and the type of security (shares or UNITS) to which the grants gives rights of acquisition.

4.2.	PREREQUISITES FOR THE GRANTING OF REGULAR OPTIONS

4.2.1.	The COMMITTEE may grant REGULAR OPTIONS to any of the EXECUTIVESmentioned on item 3.1. and 3.2 above.

4.3.	PREREQUISITES FOR THE GRANTING OF BONUS OPTIONS

4.3.1
The COMMITTEE may grant BONUS OPTIONS only to the EXECUTIVES mentioned in items 3.1. and 3.2 above who use part of their BONUS to acquire OWN SHARES.  BONUS OPTIONS shall be granted in the same type of securities as the OWN SHARES acquired by the EXECUTIVE.

4.3.1.1.
The amount of the BONUS OPTIONS to be granted shall be determined by theCOMMITTEE, and shall consider the percentage of the BONUS used for the acquisition of OWN SHARES, within the limits established by the COMMITTEE.

4.3.2.	In the event that the COMMITTEE decides to offer to a determined EXECUTIVE the BONUS OPTIONS, it shall notify the decision to this EXECUTIVE prior to the date the latter receives the BONUS.

4.3.3.
In the event that the EXECUTIVE accepts to receive the BONUS OPTIONS he/she shall notify the intention through  written notice addressed to UNIBANCO’s Human Resources Department, and such notice shall include the percentage of the BONUS that the EXECUTIVE wishes to use in order to acquire the OWN SHARES, percentage which must be within the limitsestablished by the COMMITTEE.

4.3.4.
Should UNIBANCO not use its preemptive rights to sell OWN SHARES to the EXECUTIVE as described in item 4.8., the EXECUTIVE shall acquire the OWN SHARESin the stock market or via private negotiation and shall send a receipt of the acquisition and the  amount of OWN STOCKS acquired to UNIBANCO.

4.3.5.
The EXECUTIVES may not acquire OWN UNITS during the periods in which: (i) they are forbidden by law to negotiate shares of UNIBANCO or HOLDINGS or (ii) UNIBANCO or HOLDINGS are forbidden by law to negotiate with their own shares. Should UNIBANCO or HOLDINGS have an equities trading policy in effect, the blackout periods shall comply with the rules set forth therein.

4.3.5.1.
The COMMITTEE shall establish the operational rules for the acquisition of OWNSHARES and for the granting of the BONUS OPTIONS and determine the deadlines by which time the EXECUTIVE must comply with the obligation set forth in item 4.3.3 and 4.3.4.1. (“Acquisition Terms”) and the date on which the counting of the EXERCISE TERM shall be initiated.

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4.3.6.	Should the EXECUTIVE not acquire OWN SHARES within the timeframe established by the COMMITTEE, the respective BONUS OPTIONS shall be considered automaticallyextinguished.

4.4.	FORM OF EXERCISE

4.4.1
Each Option granted by UNIBANCO shall give the right to acquire 01 (one)common share or 01 (one) preferred share of UNIBANCO, as set forth by the COMMITTEE, and each Option granted by HOLDINGS shall give the right to acquire 01 (one) preferred share of HOLDINGS.

4.4.2
It is incumbent on the respective boards of directors of UNIBANCO and HOLDINGS to establish whether share acquisitions from the exercising of Options shall be satisfied by delivering (i) shares held in treasury; or (ii) shares issued in capital increases.

4.4.3
The Options granted by UNIBANCO shall be exercised by means of the payment of theEXERCISE PRICE in the conditions set forth in item 4.5. and the Options granted by HOLDINGS shall be exercised by means of the contributing of shares of UNIBANCO in the proportion of 01 share of UNIBANCO for each share of HOLDINGS.

4.4.4	The Options shall be granted for exercising in UNITS in the case of UNITS OPTIONS,or in shares issued by UNIBANCO and/or HOLDINGS, in case of STOCK OPTIONS.

4.4.4.1.
The UNITS OPTIONS shall be granted concurrently by UNIBANCO and HOLDINGS,in a conditional form, in this case the exercising of the Option granted by UNIBANCO shall be made in pairs of Options, and shall be conditioned so that the EXECUTIVE exercises, on the same occasion, one Option granted by HOLDINGS. From the pairs of Options of UNIBANCO to be exercised for exercising UNITS OPTIONS, the EXECUTIVE shall exercise one Option that gives rise to the acquisition of one preferred share of UNIBANCO and one Option that gives rise to the acquisition of one common share of UNIBANCO, unless all Options held by the EXECUTIVE gives rise to the acquisition of preferred shares of UNIBANCO. The contribution for the acquisition of the share of HOLDINGS, acquired by exercising the Option granted by that Company, shall be made with one of the Shares of UNIBANCO, acquired by virtue of the exercise of the Options herein referred, considering that such contributions shall be made with one common share of UNIBANCO whenever the exercise of pairs of Options of such company has caused the acquisition of one share of this type.

4.4.4.1.1.
When the EXECUTIVE exercises UNITS OPTIONS, UNIBANCO may, at its sole discretion, deliver UNITS directly to the EXECUTIVE, in these circumstances STOCK OPTIONS granted by HOLDINGS being automatically extinguished.

4.4.4.2.	The STOCK OPTIONS shall be granted individually by UNIBANCO or byHOLDINGS and their exercise may be made also separately by the EXECUTIVE, subject to the other conditions in these Regulations.

4.4.5.
The exercise of the Options shall be made through written notice, addressed by theEXECUTIVE to UNIBANCO’s Human Resources Department, the EXECUTIVE informing the quantity and series of Options that he/she intends to exercise.

4.5.	EXERCISE PRICE

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4.5.1.	The COMMITTEE shall establish the Options’ EXERCISE PRICE on the occasion of the respective grant.

4.5.2.
The EXERCISE PRICE of the REGULAR OPTIONS shall be set in local legal tender. The COMMITTEE shall consider the weighted average of the trading prices for UNIBANCO shares and UNITS in Brazil and abroad during a period of up to 90 (ninety) days before the date of the COMMITTEE’s meeting which determines the grant and the establishment of the EXERCISE PRICE, adjusting the value referred to herein, in order to fully meet the objectives of PERFORMANCE, as well as to correct market oscillations arising out of factors exogenous to the issuing companies.

4.5.2.1.
The COMMITTEE may, exceptionally, at its sole discretion, determine that theEXERCISE PRICE of the REGULAR OPTIONS be reduced in the amount corresponding to the total dividends distributed to the holder of the Shares or to the UNITS of each grant during the EXERCISE TERM. In this case, the COMMITTEE may determine that the amount to be reduced should be corrected in view of market oscillations arising out of factors exogenous to the issuing companies.

4.5.2.2.	The EXERCISE PRICE of the REGULAR OPTIONS shall be paid, on demand, by theEXECUTIVE within the term established by the COMMITTEE.

4.5.3.
The EXERCISE PRICE of the BONUS OPTIONS shall be paid against EXECUTIVE’s compliance enshrined in the obligation of keeping the ownership of the respective OWN SHARES without any modification or encumbrance, and this obligation shall be valid during the EXERCISE TERM of the corresponding BONUS OPTIONS.

4.5.3.1.	The COMMITTEE may, at its sole discretion and in justifiable cases, permit flexibilityin the EXERCISE PRICE of the BONUS OPTIONS.

4.6.	EXERCISE TERM AND MATURITY OF THE OPTIONS

4.6.1.
The EXERCISE TERM shall be established by the COMMITTEE, but in any event shallbe a minimum of 2 (two) and a maximum of 5 (five) years as from the date of grant. The COMMITTEE may also, provided that the minimum and maximum terms set forth herein are duly observed, establish, within the same series, lots of Options granted to the same EXECUTIVE and subject to different EXERCISE TERMS.

4.6.1.1.	When granting the Options, the COMMITTEE may exceptionally and under fullyjustifiable circumstances determine an EXERCISE TERM of up to 8 (eight) years as from the grant date.

4.6.2.
The EXERCISE TERMS having elapsed, the EXECUTIVES may exercise partially or in full the expired Options,  the price to be paid for the acquisition of shares related to the Optionsexercised being paid in full pursuant to item 4.5.

4.6.3.
Upon the respective grant, the COMMITTEE shall also set forth the MATURITY TERMof the Options, between a minimum of 6 (six) months and a maximum of 12 (twelve) months following the elapse of the EXERCISE TERM. Upon reaching the expiration of the MATURITY TERM, the Options may no longer be exercised and shall be automatically extinguished.

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4.6.3.1.
Up to 15 (fifteen) days before the expiration of the MATURITY TERM, the COMMITTEE may, at its sole discretion and under special and fully justifiable circumstances, determine the extension of the MATURITY TERM.

4.6.4.
The EXECUTIVES may not exercise their Options in periods during which (i) they areforbidden by law to trade in the shares of UNIBANCO or HOLDINGS or (ii) UNIBANCO or HOLDINGS are forbidden by law to trade their own shares. Should UNIBANCO or HOLDINGS have an equities trading policy, the blackout periods shall comply with the rules established in  the said policy.

4.6.4.1.
Should the due date of the  MATURITY TERM fall within a blackout period as described in item 4.6.4. above, the MATURITY TERM shall be suspended and its term shall be reinitiated after the blackout period has terminated.

4.7.	CONDITIONS FOR SALE OF SHARES OR UNITS

4.7.1.
Upon the exercising of the REGULAR OPTIONS, the EXECUTIVES may sell immediately up to 50% of the Shares or UNITS, as the case may be, acquired by exercising the Options and the remaining 50% may be sold at the end of the second year after  acquisition.

4.7.2.
Upon the exercise of the BONUS OPTIONS, the EXECUTIVES may sell immediately (i)the OWN SHARES, the ownership of which was held in order to pay the EXERCISE PRICE of the respective exercised BONUS OPTIONS, and (ii) Shares and/or UNITS acquired due to the exercise of the corresponding BONUS OPTIONS.

4.7.3.	The COMMITTEE may, at its sole discretion, accept the sale of Shares and/or UNITSby the EXECUTIVES before the end of the term mentioned on item 4.7.1.

4.7.4.
The EXECUTIVES may not sell any securities issued by UNIBANCO and/or HOLDINGS, or any securities indexed to them during the periods in which: (i) they are forbidden by law to trade shares of UNIBANCO or HOLDINGS or (ii) UNIBANCO orHOLDINGS are forbidden by law to trade their own shares. Should UNIBANCO or HOLDINGS have an equities trading policy, the blackout periods shall comply with the rules established in the said policy.

4.8.	PREEMPTIVE RIGHTS

4.8.1.
Considering the limits and other legal and regulatory conditions for negotiating its ownshares or its controller’s shares, UNIBANCO shall enjoy preemptive rights to (i) sell OWN SHARES to the EXECUTIVES, (ii) acquire OWN SHARES from the EXECUTIVES, and (iii) acquire from the EXECUTIVES the shares acquired through the exercising of the Options.

4.8.2.	Within the timeframe established by the COMMITTEE, EXECUTIVES must notify UNIBANCO in writing of their intention to negotiate any of the securities mentioned in item4.8.1. (“Securities”).

4.8.3.
The COMMITTEE shall establish the rules for UNIBANCO to exercise preemptive rights,including the deadlines to exercise this right and to pay the price relating to acquisition or sale, as the case may be.

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4.8.3.1.
In order to determine the price for the acquisition or sale of the Securities, the COMMITTEE shall take into consideration the quotation of the Securities on the São Paulo Stock Exchange at the time of negotiation.

4.8.4.
Should UNIBANCO not exercise the preemptive rights set forth in item 4.8.1. (i), the COMMITTEE shall establish the procedure whereby the EXECUTIVE shall acquire the OWN SHARES. Should UNIBANCO not exercise preemptive rights as set forth in item 4.8.1 (ii) and (iii), the EXECUTIVE may freely trade the Securities.

4.8.5.	The COMMITTEE, at its sole discretion, may waive UNIBANCO’s preemptive rights as set forth in this item 4.8.

4.9.	EARLY MATURITY OF THE OPTIONS

4.9.1.
In the event of termination or resignation of the EXECUTIVES from UNIBANCO and the companies cited in item 3.1., the Options granted to them with EXERCISE TERM still to fall due, may not be exercised, since the said options shall be deemed as having terminated on the date of termination or resignation. In this event, all conditions for transfer of the Shares /Options, acquired by exercising the Options before the termination or resignation, shall be maintained.

4.9.2.
In case of death, retirement due permanent disability or,  at the COMMITTEE’S discretion, other forms of involuntary absence of the EXECUTIVE, the latter, his/her heirs and successors may exercise with immediate effect the Options for which the EXERCISE TERM has still to elapse, in this case the restrictions contained in items 4.7.1. and 4.7.2 not being applicable.

4.9.3.
The COMMITTEE, at its sole discretion, may determine that Options granted to EXECUTIVES subject to the circumstances described in item 4.9.1 above shall not be extinguished, as well as determine the anticipation of the Options’ respective EXERCISE TERMS.

4.9.4.
The extinguishment of the Options, whether REGULAR OPTIONS or BONUS OPTIONS, for any of the reasons provided in these Regulations does not imply payment of any type of indemnification to the EXECUTIVE.

5.	GENERAL PROVISIONS

5.1.
Should UNIBANCO and/or HOLDINGS approve the split, reverse split or stock dividend, the following shall be proportionally adjusted (i) the securities to which these Regulations refer  including, but not limited, to OWN SHARES and the Shares and/or UNITS to which exercising gives right of acquisition, as well as (ii) the EXERCISE PRICE.

5.2.
If a decision is taken for the spin-off, merger, incorporation or any other form of corporate reorganization of UNIBANCO or of HOLDINGS, the COMMITTEE shall, subject to the legislation in force, determine the required adjustments to the conditions applicable to the Options already granted, also being able to determine the early maturity of their EXERCISE and MATURITY TERMS, as well as to propose to the Shareholders Meeting of the issuing companies the termination of PERFORMANCE or the adaptation of these Regulations for future grants. Should PERFORMANCE be extinguished, the COMMITTEE, at its sole discretion, may determine the termination or modification of the Options, EXERCISE TERM of which has still not elapsed.

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5.3.
With the exception of the provisions in item 4.5.2.1., the Shares acquired by exercising the Options, including those represented by UNITS, shall be entitled to receive the dividends declared after the respective EXERCISE DATE. Option holders may only exercise shareholder rights related to the shares object of their Options after the respective exercise and payment of the EXERCISE PRICE.

5.4.
The COMMITTEE may determine periods of suspension of the Options exercise or sale of shares and/or UNITS, acquired by the EXECUTIVES by exercising Options, in view of major market oscillations or legal or regulatory restrictions.

5.5.
In view of the restrictions on sale in these Regulations, the Options, Shares and/or UNITS shall carry clauses to the effect that they may not be sold or pledged during the applicable periods, such encumbrances to be recorded in appropriate registers of the issuers. Any sale or pledge of the Options or Shares acquired by exercising the Options contrary to the terms of these Regulations shall be considered legally null and void.

5.6.
The acceptance of Options by the EXECUTIVES implies the acceptance of all conditions of These Regulations and a copy thereof shall be attached to the notice sent to the EXECUTIVE upon granting the Options.

5.7.
These Regulations shall be effective for an indeterminate period and can only be amended by means of approval by UNIBANCO and HOLDINGS’ Shareholders’ Meetings of a proposal presented by their respective boards of directors.

ATTACHMENT II
Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

CORPORATE BYLAWS

Article 1 - DENOMINATION, TERM AND HEAD-OFFICE - The publicly listed joint stock company governed by these bylaws and denominated ITAÚ UNIBANCO HOLDING S.A., incorporated with no final term and has its head office and address for legal purposes in the city of São Paulo and state of São Paulo.

Article 2 - OBJECTIVE - The company has as its purpose banking activity in all its authorized forms including foreign exchange transactions.

Article 3 - CAPITAL AND SHARES – The subscribed and paid-in capital stock is R$ 45,000,000,000.00 (forty-five billion reais), represented by 4,570,936,100 (four billion, five hundred and seventy million, nine hundred and thirty-six thousand, one hundred) book entry shares, with no par value, being 2,289,286,400 (two billion, two hundred and eighty-nine million, two hundred and eighty-six thousand, four hundred) common and 2,281,649,700 (two billion, two hundred and eighty-one million, six hundred and forty-nine thousand, seven hundred) preferred shares, the latter having no voting rights but with the following advantages: I - priority in receiving the minimum non-cumulative annual dividend of R$ 0.022 per share, which shall be adjusted in the event of a stock split or reverse stock split; II - in the event of a sale of the company’s controlling stake, the right to be included in the public offering of shares, thus assuring such shares the right to a price equal to 80% (eighty percent) of the value paid per voting share to the controlling stockholders and guaranteeing a dividend at least equal to that of the common shares.

3.1.
Authorized Capital – The company is authorized to increase the capital stock by decision of the Board of Directors, independently of any change in the bylaws, up to a limit of 6,000,000,000 (six billion) shares, being 3,000,000,000 (three billion) common and 3,000,000,000 (three billion) preferred shares. Share issues through the Stock Exchanges, public subscription and exchange of shares via a public offering for acquisition of control may be performed irrespective of the preemptive rights of the preexisting stockholders (Article 172 of Law 6,404/76).

3.2.
Purchase of Share Options - Within the limits of the Authorized Capital and in accordance with the plan approved by the General Meeting, the purchase of share options may be granted to management and employees of the company itself as well as controlled companies.

3.3.
Book Entry Shares – Without any changes in the rights and restrictions which are inherent to them, under the provisions of this article, all of the company’s shares shall be in book entry form, being registered in deposit accounts at Itaú Corretora de Valores S.A., in the name of their holders, without the issue of share certificates, pursuant to Articles 34 and 35 of  Law 6,404/76, the remuneration cited in  Paragraph 3 of Article 35 of the said law being payable by stockholders.

3.4.
Share Buybacks - the company can acquire its own shares on the authorization of the Board of Directors, for the purposes of cancellation, holding as treasury stock for subsequent sale or for use under the stock option plan for the purchase of shares according to item 3.2 of these Bylaws.

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3.5.
Acquisition of Voting Rights by the Preferred Shares – the preferred shares will acquire voting rights pursuant to the provisions of Article 111, Paragraph 1 of Law 6,404/76, should the company fail to pay the priority dividend for three consecutive fiscal years.

Article 4 – GENERAL MEETING – The General Meeting shall meet annually within the 4 (four) months following the end of the fiscal year, pursuant to legal requirements, and extraordinarily whenever corporate interests so demand.

4.1.	The work of any General Meeting shall be chaired by a member of management nominated by the Meeting with a stock holder appointed by the chair as secretary.

4.2.	Each common share is entitled to one vote in the resolutions of the General Meetings.

4.3.	The following is the exclusive prerogative of the General Meeting:

a)	decisions with respect to the financial statements and the distribution and allocation of profits;

b)	decisions with respect to the management report and the Board of Officers’ accounts;

c)	establishment of the aggregate and annual compensation of the members of the Board of Directors and the Board of Officers, specifying the amount applicable to each one of these bodies;

d)	appoint, elect and remove members of the Board of Directors;

e)
approve alterations of the capital stock, with the proviso of the powers attributed to the Board of Directors by item 3.1 above, of mergers, amalgamations, spin-offs or any other forms of corporate reorganization involving the  company;

f)	decide on retained profits or the constitution of reserves; and

g)	decide on plans for stock option grants of shares issued by the company or by its controlled companies.

Article 5 - MANAGEMENT - The company will be managed by a Board of Directors and by a Board of Officers. Pursuant to the law and these Bylaws, the Board of Directors will act in guidance, elective and supervisory roles and excluding operating and executive functions, which shall be the within the powers of the Board of Officers.

5.1.
Investiture - The Directors and Officers will be invested in their positions against a signature to their terms of office in the minute book of the Board of Directors or the Board of Executive Officers, as the case may be, conditional on the prior signature of the members of management’s Instrument of Agreement, pursuant to the provision in the Level 1 Corporate Governance Regulations of BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange (“BM&FBOVESPA”).

5.2.
Management Compensation – The Management shall receive both remuneration and a participation in the net income pursuant to the statutory limits. Payment of remuneration shall be established annually by the General Stockholders Meeting in the form of a global and annual amount, which may or may not be indexed, the amounts destined for remunerating the Board of Directors and Board of Officers being duly specified. It is incumbent on the Board of Directors to regulate the use of the amount set aside for remuneration and the apportionment of the participation in the net income to the members of this Board of Directors and the Board of Officers.

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Article 6 - BOARD OF DIRECTORS - The Board of Directors will be comprised by natural persons elected by the General Meeting, and will have 1 (one) Chairman and 1 (one) to 3 (three) Vice-Chairmen chosen by the Directors from among their peers.

6.1.	The positions of chairman of the Board of Directors and of Chief Executive Officer or principal executive of the corporation shall not be held by the same person.

6.2.
The Board of Directors shall have at least 10 (ten) and at the most 14 (fourteen) members. Within these limitations, it is the responsibility of the General Meeting that elects the Board of Directors to initially establish the number of Directors who will comprise this body for each term of office.

6.3.
In the case of the position of Chairman becoming vacant or the Chairman being otherwise absent or incapacitated, the Chairman will be substituted by one of the Vice-Chairmen, designated by the Board of Directors.

6.4.
The unified term of office of a member of the Board of Directors is for 1 (one) year as from the date he or she is elected by the General Meeting, extendable until the date of the investiture of the existing members’ successors.

6.5.	No individual may be elected to the position of Director who is 70 (seventy) years of age on the date of his/her election.

6.6.
The Board of Directors, which is convened by the Chairman, will meet ordinarily, 8 (eight) times annually and, extraordinarily, whenever corporate interests so demand its decisions only being valid in the presence of at least an absolute majority of its appointed members.

6.7.	It is incumbent on the Board of Directors:

I	to establish the general guidelines of the company;

II.	to elect and remove from office the company’s Officers and establish their functions;

III.	to appoint officers to comprise the Boards of Officers of the controlled companies as specified;

IV.
to supervise the administration of the Officers of the company, examine at any time company accounts and documents, request information on contracts already executed or nearing the point of execution and any other acts;

V.	to call General Meetings with a 15 (fifteen) day minimum grace period before the effective date, the number of days being counted from the notice date of the first call;

VI.	to opine on the report of the management and the Board of Officers’ accounts and the financial statements for each fiscal year to be submitted to the General Meeting;

VII.	to decide on budgets for results and for investments and respective action plans;

VIII.	to appoint and remove from office the independent auditors, without restriction as to the provision in Article 7;

IX -	to decide on the distribution of interim dividends, including distribution to profits or existing revenue accounts contained in the most recent annual or semi-annual balance sheet;

X.	to make decisions on payment of interest on stockholders’ equity;

XI.	to decide on buy-back operations on a non-permanent basis;

XII.
to decide on the purchase and writing of put and call options supported by the shares  issued by the company for the purposes of cancellation, holding as treasury stock or sale, observing the limits pursuant to article 2, II of the CVM Instruction 390, of July 8, 2003 and subsequent changes.

XIII.	to decide on the institution of committees to handle specific issues within the scope of the Board of Directors;

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XIV.	to elect and remove the members of the Audit Committee and the Compensation Committee;

XV.	to approve the operational rules that the Audit and Compensation Committees may establish for its own functioning and be aware of the Committees’ activities through its reports;

XVI.
to approve investments and divestments direct or indirect in corporate stakes for amounts higher than 15% (fifteen per cent) of the book value of the company as registered in the last audited balance sheet; and

XVII.	to decide, within the limit of the authorized capital, on the increase of capital and issue of credit securities and other instruments convertible into shares pursuant to item 3.1.

Article 7 - AUDIT COMMITTEE – The supervision (i) of the internal controls and risks management; (ii) of activities of the internal audit; and (iii) of the activities of the independent audit shall be undertaken by the Audit Committee, upon which it shall be incumbent to recommend to the Board of Directors the choice and dismissal of the independent auditors.

7.1.
The Audit Committee shall comprise from 3 (three) to 7 (seven) members, elected annually by the Board of Directors from among the members of the Board itself and professionals of recognized competence and outstanding knowledge, conditional on: (i) the chair being held by one of the members of the Board of Directors; and (ii) at least one of the members of this Committee, being designated the Financial Specialist, shall have proven knowledge of the accounting and auditing areas.

7.1.1.	The basic conditions for the exercise of a member of the Audit Committee are:

a)
not to be, or not to have been, in the past (12) twelve months: (i) an officer of the company or its affiliates; (ii) an employee of the company or its affiliates; (iii) a responsible technician, director, manager, supervisor or any other member, with a managerial function, of the team involved in auditing work at the company or its affiliates; (iv) a member of the Fiscal Council of the company or its affiliates; (v) a controlling stockholder of the company or its affiliates; or (vi) a private individual owner of a direct or indirect stake higher than ten percent of the voting capital of the company or its affiliates;

b)	not to be a spouse, or family member in a direct or a collateral line or by affinity, up to twice removed, of the said persons in section “a”.

7.1.2.	The Board of Directors shall terminate the term of office of any member of the Audit Committee if his/her independence should be affected by any conflict of interest or potential conflict of interest.

7.1.3.
Members of the Audit Committee may be reappointed to their posts four times over a five-year period, after which they may only reoccupy a post on the Committee at least three years following the expiry date of the last term of office.

7.2.
The Audit Committee shall meet on the convening of the President and shall be responsible for: I) the quality and integrity of the financial statements; II) compliance with the prevailing legal and regulatory requirements; III) the activities, independence and quality of the work of the independent auditing companies and the internal audit; and IV) the quality and efficacy of the internal controls and risk management systems.

7.3.
The Board of Directors shall establish the amount for compensating the Audit Committee’s members, based upon market parameters as well as the budget for covering expenses for the Committee’s functioning, including the hiring of specialists for assisting in fulfilling its responsibilities.

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7.3.1.
The Audit Committee shall not receive any other type of compensation from the company or its connected companies unrelated to his/her function as a member of the Audit Committee, except in those cases in which the member of the Audit Committee is also a member of the Board of Directors and opts to receive his/her compensation for the function performed as a member of the latter body.

7.4.
At the end of each fiscal year, the Audit Committee shall prepare a report on the monitoring of activities related to the independent and internal audits and the Internal Controls and Risk Management System, forwarding a copy to the Board of Directors and maintaining the said report on file and available to the Central Bank of Brazil and the Superintendence of Private Insurance for at least five years. In the same way, a semi-annual report shall be prepared at the end of the first semester of each fiscal year.

7.4.1.	The summary of the Audit Committee’s Report, providing the principal data, shall be published together with the financial statements.

Article 8 – COMPENSATION COMMITTEE – The execution of the duties and responsibilities related to the compensation policy for the members of management of the company shall be incumbent on the Compensation Committee, which shall report directly to the Board of Directors.

8.1.	The Compensation Committee shall be made up of 3 (three) to 10 (ten) members, elected by the Board of Directors, one of its members being nominated to the position of President.

8.1.1.
The Compensation Committee shall be made up of (i) professionals with the qualifications and experience necessary to pass competent and independent judgment on the Company’s compensation policy, including on the repercussions in the management of risks, and (ii) at least, one member not a member of management.

8.1.2.
The term of office of the members of the Compensation Committee shall be 1 (one) year as from the date of the Meeting of the Board of Directors which elects them, the said term expiring on the date on which their substitutes take office.

8.1.3.
The members of the Compensation Committee may be reelected to the post, although remaining a member of the Compensation Committee for a period of more than 10 (ten) years shall not be permitted. Having reached this term, the member may only rejoin the Committee once a period of at least 3 (three) years has elapsed.

8.2.	It is incumbent on the Compensation Committee to:

I.
prepare the compensation policy for the members of management of the company, proposing to the Board of Directors the various forms of fixed and variable compensation in addition to benefits and special recruiting and severance programs;

II.	supervise the implementation and operating of the compensation policy for the company’s members of management;

III.	review annually the compensation policy for the members of management of the company, recommending its correction or improvement to the Board of Directors;

IV.	propose to the Board of Directors the amount of aggregate compensation of the members of management to be submitted to the General Meeting;

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V.	evaluate future internal and external scenarios and their possible impacts on management compensation policy;

VI.
examine the compensation policy for the members of management of the company in relation to market practices with a view to identifying significant discrepancies in relation to similar companies, proposing the necessary adjustments; and

VII.
ensure that the compensation policy for the members of management is permanently compatible with the risk management policy, with the targets and the current and expected financial situation for the company and with the provision in the National Monetary Council’s Resolution 3.921/2010.

8.3.	The Board of Directors may attribute powers to the Compensation Committee in addition to those pursuant to these Bylaws.

8.4.
The Board of Directors shall set an amount for allocation to the compensation of members of the Compensation Committee, pursuant to market parameters, as well as the budget for covering the expenses for its functioning.

8.5.
At the end of each fiscal year, the Compensation Committee shall prepare a report of the activities undertaken within the scope of its functions, submitting a copy to the Board of Directors and maintaining the said report at the disposal of the Central Bank of Brazil for a minimum term of 5 (five) years.

Article 9 - BOARD OF OFFICERS - The management and representation of the company is incumbent on the Board of Officers, elected by the Board of Directors, to take place within a term of 10 (ten) business days from the date of the General Stockholders’ Meeting which elects the said Board of Directors.

9.1.
The Board of Officers shall comprise 5 (five) to 20 (twenty) members, to include the Chief Executive Officer, Executive Vice Presidents, Executive Officers and Officers, in accordance with what is decided by the Board of Directors when establishing these positions.

9.2.
In the case of absence or incapacity of any Officer, the Board of Officers will choose the interim deputy from among its members. The Chief Executive Officer and President shall be substituted in his/her absences or incapacity, by the Executive Vice President appointed by him/her.

9.3.	Should any position become vacant, the Board of Directors may designate an Officer to act as deputy in order to complete the term of office of the substituted Officer.

9.4.	The Officers will have mandates of 1 (one) year’s duration, are eligible for reelection and remain in their positions until their successors take office.

9.5.
A person is ineligible (i) to occupy the position of Chief Executive Officer who is already 62 (sixty-two) on the date of the election; and (ii) to occupy other posts on the Board of Executive Officers, for those who are already 60 (sixty) on the date of the election.

Article 10 – OFFICERS’ RESPONSIBILITIES AND POWERS - Two Officers, one of them mandatorily the President and Chief Executive Officer or Executive Vice President or Executive Officer, shall have powers to represent the company, assuming obligations or exercising rights in any act, contract or document implying a commitment on the part of the company, including the rendering of guarantees on behalf of third parties.

10.1.
Two Officers, one of them mandatorily the President and Chief Executive Officer or Vice-President or Executive Officer, shall have the powers to accede to and waive rights, also being able, without restriction as to the provision in sub-paragraph XVI of item 6.7., to pledge and sell permanent assets and decide on the installation, extinguishment and reorganization of branch offices.

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10.2.
The company may be represented, jointly, (i) by an Officer and an Attorney-in- Fact, or (ii) by two Attorneys-in-Fact. Outside the domain of the company’s registered offices, representation may be made in isolation by an Attorney-in-Fact, with specific powers. In the appointment of Attorneys-in-Fact, the company shall be represented by two Officers, one of whom shall be obligatorily Chief Executive Officer or Vice-President or Executive Officer. With the exception of those of a judicial nature, power of attorney shall have a mandatory term of no more than one year.

10.3.
It is the responsibility of the Chief Executive Officer to convene and preside at meetings of the Board of Executive Officers, supervise its activities, to structure the services of the company and establish the internal and operational norms.

10.4.	The Executive Vice Presidents and the Executive Officers are responsible for the management of the banking operations.

10.5.	It is incumbent on the Officers to manage areas or specific portfolios of the company the responsibility for which is attributed to them by the Board of Officers.

Article 11 - FISCAL COUNCIL - The company will have a Fiscal Council, to function on a non-permanent basis, comprising from 3 (three) to 5 (five) effective members and an equal number of deputies. The election, installation and the functioning of the Fiscal Council will be in accordance with the provisions of articles 161 to 165 of Law 6,404/76.

Article 12 - FISCAL YEAR - The fiscal year will end on December 31 of each year. Semi-annual balance sheets will be prepared and on a discretionary basis, interim balances at any date including for the purposes of the payment of dividends, according to the legal provisions.

Article 13 - ALLOCATION OF NET INCOME - Together with the financial statements, the Board of Directors will present a proposal to the Annual General Meeting as to the allocation of net income for the fiscal year, pursuant to Articles 186 and 191 to 199 of Law 6,404/76 and subsequent provisions as follows:

13.1.	before any other distribution, 5% (five percent) will be allocated to the Legal Reserve, which may not exceed 20% (twenty percent) of the capital stock;

13.2.	the value to be allocated to dividend payments to the stockholders will be specified in accordance with the provisions in Article 14 and the following norms:

a)	the preferred shares will have the right to the priority minimum annual dividend (Article 3, sub-paragraph I);

b)
the amount of the mandatory dividend that remains after the dividend payment in the previous item will be applied firstly to remunerating the common shares for a dividend equal to the priority dividend distributed to the preferred shares;

c)
the shares of both types will participate in the net income to be distributed under equal conditions once a dividend identical to the minimum dividend on the preferred shares is also assured to the common shares;

13.3.	the remaining balance will be allocated in accordance with what is proposed by the Board of Directors, including the reserve cited under Article 15, “ad referendum” of the General Meeting.

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Article 14 – MANDATORY DIVIDEND – The stockholders have the right to receive as a mandatory dividend for each fiscal year, an amount of not less than 25% (twenty-five percent) of the net income recorded in the same fiscal year, restated according to the decline or increase of the specific values under letters “a” and “b” of sub-paragraph I of Article 202 of Law 6,404/76, and complying with sub-paragraphs II and III of the same law.

14.1.	The portion of the mandatory dividend that may have been paid in advance as interim dividends for account of the “Dividend Equalization Reserve” will be credited back to this same reserve account.

14.2.
If so decided by the Board of Directors, interest on stockholders’ equity may be paid, offsetting the amount against the value of the mandatory dividend according to Articles 9, Paragraph 7 of Law 9,249/95.

Article 15 – STATUTORY RESERVES – According to the proposal of the Board of Directors, the General Meeting may decide on the constitution of the following reserves: I – Dividend Equalization Reserve; II – Reinforcement for Working Capital Reserve; III – Reserve for Capital Increase in Investees.

15.1.
The Dividend Equalization Reserve will be limited to 40% of the value of the capital stock and its purpose is to grant funds to the payment of dividends, including interest on stockholders’ equity (item 14.2), or interim payments of the same, with the objective of maintaining a remuneration flow to stockholders, and made up with funds from:

a)	the equivalent of 50% of the fiscal year’s net profit, restated according to article 202 of Law 6,404/76;

b)	equivalent to at most 100% of the paid-up portion of the Revaluation Reserves, recorded as retained earnings;

c)	equivalent to at most 100% of the restated amounts for previous fiscal years, recorded as retained earnings;

d)	originating from the credits corresponding to interim dividend payments (item 14.1).

15.2.
Reinforcement for Working Capital Reserve will be limited to 30% of the value of capital stock and its purpose will be to guarantee the financial backing for corporate operations, comprising funds equivalent to at most 20% of the fiscal year’s net profit, restated according to Article 202 of Law 6,404/76.

15.3.
Reserve for Capital Increase in Investee will be limited to 30% of the value of capital stock and its purpose is to guarantee the preemptive rights in capital increases of such companies, being made up of funds equivalent to at most 50% of the fiscal year’s net earnings, adjusted according to Article 202 of Law 6,404/76.

15.4.
From time to time when proposed by the Board of Directors, portions of this reserve will be capitalized to ensure that the respective outstanding balance does not exceed the limit of 95% (ninety-five percent) of the capital stock. The outstanding balance of these reserves, plus the Legal Reserve, may not exceed the capital stock.

15.5.
The reserves will be separated into different sub-accounts according to the originating fiscal years to which they apply, the income allocated to their constitution and the Board of Directors will specify the profits used in the distribution of interim dividends, which may be charged to different sub-accounts, according to the category of the stockholders.

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Article 16 - BENEFICIAL OWNERS – The company is prohibited from issuing participation certificates of the Beneficial Owner type.

Article 17 – LISTING SEGMENT – With the admission of the company to the special listing segment denominated Level 1 Corporate Governance of BM&FBOVESPA, the company, its shareholders, management and members of the Fiscal Council, when installed are subject to the provisions of the Listing Regulations for Level 1 Corporate Governance of BM&FBOVESPA (“Level 1 Regulations”).

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